UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report:  October 30, 2020

Flora Growth Corp.

(Exact name of issuer as specified in its charter)

Ontario

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

(Full mailing address of principal executive offices)

+1 (416) 861 - 2267

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of One Common Share and One-half of one Warrant and Common Shares underlying Warrants

Item 4.  Changes in Issuer’s Certifying Accountant

(b) New Independent Accountant:
On October 30, 2020, Flora Growth Corp. (the “Company”) engaged Davidson & Company LLP, Chartered Accountants (“Davidson”), of Suite 1200-609 Granville Street, Vancouver, BC V7Y 1G6 Canada, as its new PCAOB registered accounting firm to audit the Company’s financial statements. The Company’s engagement of Davidson is not related to any matter that was the subject of a disagreement with McGovern Hurley LLP (“McGovern”), the Company’s prior auditor.
The Company has provided McGovern with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether McGovern agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of McGovern’s letter, dated November 6, 2020, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP., an Ontario corporation

Date: November 10, 2020	By:	/s/Damian Lopez
Damian Lopez
President and Chief Executive Officer